Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the ten-month periods ended October 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the ten-month periods ended October 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Oct'21	Oct'20
Total loans			24,304,184	23,073,352
Total assets			36,907,253	36,296,819

Deposits and other demand liabilities			7,414,178	5,588,086
Time deposits and other time liabilities			10,290,561	11,898,820
Interbank borrowings			4,880,421	4,181,829
Debt instruments issued			6,548,996	6,186,087

Equity			2,841,037	2,410,882
Total equity attributable to equity holders of the Bank			2,764,419	2,340,677
Non-controlling interest			76,618	70,205

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	10M'21	10M'20	10M'21	10M'20
Net operating profit before provision for loan losses	1,081,576	971,088	985,334	947,903
Provisions for loan losses[3]	(166,866)	(497,952)	(143,515)	(491,530)
Total operating expenses[4]	(578,576)	(1,468,432)	(578,576)	(659,585)
Operating income	336,134	(995,296)	263,243	(203,212)
Income from investments in companies	509	812	509	812
Operating income before income taxes	336,643	(994,484)	263,752	(202,400)
Income taxes	(95,648)	88,161	(22,757)	70,378
Consolidated income for the period	240,995	(906,323)	240,995	(132,022)

Net income attributable to holders of the Bank	239,273	(892,643)	239,273	(128,619)
Non-controlling interest	1,722	(13,680)	1,722	(3,403)

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 10M'20.

3 - Includes Ch$30.0 billion of additional provisions established during the 10M period ended October 31, 2021 (Ch$148.1 billion during the 10M period ended October 31, 2020).

4 - Includes Ch$9,389 million of restructuring provision ‒associated to non-recurring expenses related to the optimization of the physical infrastructure in Chile‒, established in October 2021.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer